FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated January 19, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: January 19, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	January 19, 2006
For Immediate Publication

ICICI Bank exercises green-shoe option

On completion of the price stabilisation period, ICICI Bank has exercised in full the green shoe option of Rs. 750 crore in its domestic public issue of equity shares made in December 2005.

For Press Queries:
Mr. Charudatta Deshpande
Head Corporate Communications
Tel: 022-26538208
Fax: 022-26531116
e-mail: charudatta.deshpande@icicibank.com